SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Mexico City, Mexico, October 31, 2013 (NYSE: MXT, BMV: MAXCOM.CPO). Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today that its Board of Directors has appointed Mr. Enrique Ibarra Anaya as its new Chief Executive Officer.

Mr. Ibarra holds a degree in Civil Engineering from the Universidad Nacional Autónoma de México (UNAM or National Autonomous University of Mexico) and Masters and Ph.D. degrees from Carnegie Mellon University.

During his professional career, Mr. Ibarra has served in high management positions in financial and telecommunication companies, such as Ixe Grupo Financiero and Pegaso PCS (Telefónica Movistar México); companies where he served as Director of Systems and Telecommunications.

During the last 8 years, Mr. Ibarra was Chief Executive Officer of Bursatec, S.A. de C.V., a subsidiary of Grupo Bolsa Mexicana de Valores, as well as Deputy General Director of Technology of the Bolsa Mexicana de Valores, where he was in charge of the installation and operation of the new electronic trading system, known as MoNeT, that substantially increased the processing capabilities of the trading platform of the Mexican stock exchange, and which latency (speed) is similar to the best trading systems of the world.

Being the telecommunication sector very closely related with the information technology, in a world where the technology is constantly evolving and is a central element of competitiveness, the integration of Mr. Ibarra will be crucial to strengthen the technological evolution of Maxcom, allowing the Company to expand its business aiming at the highest levels of quality of service delivered to the client.

Maxcom reiterates its commitment to have a clear and close communication with all its investors.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright Mexico City, Mexico (52 55) 4770-1170 rodrigo.wright@maxcom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By:	/s/ Armando J. Rivero Laing
Name: Armando J. Rivero Laing
Date: October 31, 2013
Title: Chief Financial Officer